

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 5, 2016

Dmitry Loshchinin
Chief Executive Officer and President
Luxoft Holding, Inc.
Gubelstrasse 24
6300 Zug, Switzerland

     Re: **Luxoft Holding Inc.**
             Form 20-F for the fiscal year ended March 31, 2016
             Filed July 29, 2016
             File No. 001-35976

             Form 6-K
             Filed August 11, 2016
             File No. 001-35976

Dear Mr. Loshchinin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                Sincerely,

                /s/ Stephen Krikorian

                Stephen G. Krikorian
                Accounting Branch Chief
                Office of Information Technologies
                and Services